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                             February 29, 2024

       Theodore B. Miller, Jr.
       Co-Managing Member of 4M Management Partners, LLC
       Boots Parallel 1, LP
       c/o 4M Management Partners, LLC
       7800 Washington Ave., Suite 700
       Houston, TX 77007

                                                        Re: Boots Parallel 1,
LP
                                                            Crown Castle Inc.
                                                            DFAN14A Filed
February 28, 2024
                                                            Filed By Boots
Parallel 1, LP et. al.
                                                            File No. 001-16441

       Dear Theodore B. Miller:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used here have the same meaning as in your proxy statement.

       DFAN14A Filed February 28, 2024

       Press Release Dated February 28, 2024

   1. We note your assertion that the cooperation agreement "does not require Elliott to retain equity ownership in the
Company" and Elliott is not "required to maintain an equity
                                                        ownership position in
the Company." However, Section 6 of the cooperation agreement requires Elliott to
maintain a net long position of at least 1.0% in the Company's outstanding common
stock. Please revise by issuing corrective disclosure in a new press release, or advise.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
 Theodore B. Miller, Jr.
Boots Parallel 1, LP
February 29, 2024
Page 2

202-551-3263.



FirstName LastNameTheodore B. Miller, Jr.   Sincerely,
Comapany NameBoots Parallel 1, LP
                                            Division of Corporation Finance
February 29, 2024 Page 2                    Office of Mergers & Acquisitions
FirstName LastName